UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 30, 2008**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (713) 830-8775

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 5.02 — DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY PLANS.

(c, e) On June 30, 2008, the Board of Directors of Calpine Corporation (the "Company") approved the terms of certain compensation arrangements with Zamir Rauf in connection with his services as Interim Chief Financial Officer. Mr. Rauf was appointed Interim Chief Financial Officer effective June 4, 2008, as reported in the Company's Current Report on Form 8-K filed on June 5, 2008.

The compensation arrangements, as set forth in a letter agreement and related addendum, each dated June 30, 2008 (collectively, "the Letter Agreement"), are effective from June 4, 2008, through December 7, 2008. Pursuant to the terms of the Letter Agreement, Mr. Rauf will receive a base salary to be paid bi-weekly of $10,653.85 (annualized to $277,000) and a supplemental salary to be paid bi-weekly of $5,692.31 (annualized to $148,000). Mr. Rauf will remain eligible to participate in the Calpine Corporation 2007 Calpine Incentive Plan (the "CIP"), which provides for an annual discretionary bonus based on corporate, departmental and individual performance, with Mr. Rauf's target bonus under the CIP to be 90% of his base pay and supplemental wages actually earned in 2008. The amount of the bonus, if any, awarded to Mr. Rauf under the CIP is subject to the Company's discretion. In addition, during the term of the Letter Agreement, Mr. Rauf will be a "Tier 3 Participant" under the Calpine Corporation Change in Control and Severance Benefits Plan, which provides for certain benefits in the event of a change in control or termination of the employee's services under certain circumstances.

A copy of the Letter Agreement is filed herewith as Exhibit 10.1. A copy of the Calpine Incentive Plan is incorporated by reference as Exhibit 10.2 hereto, and a copy of the Calpine Corporation Change in Control and Severance Benefits Plan is incorporated by reference as Exhibit 10.3 hereto. The foregoing description is qualified in its entirety by reference to the full text of such Exhibits, each of which is hereby incorporated by reference herein.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

Exhibits

Exhibit No.	Description
10.1	Letter Agreement and Addendum, dated June 30, 2008, between the Company and Zamir Rauf.*†
10.2	Calpine Corporation 2007 Calpine Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on August 8, 2007).†
10.3	Calpine Corporation Change in Control and Severance Benefits Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on February 6, 2008).†

_____

* Filed herewith.

† Management contract or compensatory plan or arrangement.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Zamir Rauf
           Zamir Rauf
           Interim Executive Vice President-
           Chief Financial Officer

Date: July 3, 2008

EXHIBIT INDEX

Exhibit No.	Description
10.1	Letter Agreement and Addendum, dated June 30, 2008, between the Company and Zamir Rauf.*†
10.2	Calpine Corporation 2007 Calpine Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on August 8, 2007).†
10.3	Calpine Corporation Change in Control and Severance Benefits Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on February 6, 2008).†

_____

*   Filed herewith.

†   Management contract or compensatory plan or arrangement.

EXHIBIT 10.1

June 30, 2008

Zamir Rauf

Via Hand Delivery

Dear Zamir,

On behalf of Calpine Corporation, I am pleased to confirm your appointment to the exempt position of Interim Executive Vice President – Chief Financial Officer, located in Houston, Texas. This assignment will be in place from June 4, 2008 and will terminate on December 7, 2008. Your on-going role and compensation details will be reassessed at the end or near the end of this interim period. Details of this assignment are provided below:

Title:	Interim Executive Vice President – Chief Financial Officer
Reporting to:	Robert May, Chief Executive Officer
Base Salary:	$10,653.85 to be paid bi-weekly (annualized to $277,000.00)
Supplemental Salary:	$5,692.31 to be paid bi-weekly (annualized to $148,000.00)
Annual Bonus Program:	You will remain eligible to participate in the Calpine Incentive Plan (CIP), which provides for an annual bonus based both on corporate financial results, departmental financial results and individual performance. Your CIP target while in this interim role will be 90% of your base and supplemental wages while in this role. Your total bonus target for 2008 will be based on actual base pay and supplemental wages earned in 2008 and the corresponding bonus target applicable to those wages. The payment of the bonus can be increased or decreased in accordance with the corporate financial results, departmental financial results and your individual performance, and/or Calpine's discretion.

We view this interim assignment as an excellent opportunity for you, Zamir, and are confident Calpine can continue to provide you with challenging and rewarding employment.

Sincerely,

CALPINE CORPORATION

Bob May
Chief Executive Officer

/s/ Robert P. May   _/s/ Zamir Rauf_

ADDENDUM TO THE JUNE 30, 2008
<u>LETTER AGREEMENT</u>

June 30, 2008

Via hand Delivery

Dear Zamir,

This is an Addendum to the Letter Agreement dated June 30, 2008 ("Letter") in which Calpine Corporation confirmed your appointment to the exempt position of Interim Executive Vice-President-Chief Financial Officer. In addition to the details of the assignment contained in the Letter, the following additional benefit shall be provided to you:

From the date of this Addendum until December 7, 2008, you will be a "Tier 3 Participant" under the Calpine Corporation Change in Control and Severance Benefits Plan ("Severance Benefits Plan") and entitled to the benefits of a Tier 3 Participant under such plan. In addition, if a Change in Control (as defined in the Severance Benefits Plan) occurs within nine (9) months of December 7, 2008, then with respect to such Change in Control, you will be a Tier 3 Participant under the Severance Benefits Plan.

Sincerely,

CALPINE CORPORATION

Bob May Chief Executive Officer	Zamir Rauf
/s/ Robert P. May	/s/ Zamir Rauf